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                                  KAREN SINGER
                                212 VACCARO DRIVE
                           CRESSKILL, NEW JERSEY 07626

                                  April 3, 2007

VIA FACSIMILE AND FEDERAL EXPRESS
Special Committee of Arbinet -- Thexchange, Inc. (the "Special Committee") Arbinet-thexchange, Inc.
120 Albany Street, Tower II, Suite 450
New Brunswick, New Jersey  08901

To the Special Committee;

      As the Special Committee is aware, I am beneficial owner of approximately 5.82% of the common stock of Arbinet -- Thexchange, Inc. (the "Company") as trustee of Singer Children's Management Trust. It has been my position that it would be in the best interests of the Company and its shareholders for the Company to engage in discussions with third parties regarding the potential sale of the Company. I believe the common stock of the Company is undervalued and that it is incumbent on management and the Board of Directors of the Company to explore strategic alternatives, including the sale of the Company.

      In recent weeks my investment advisor had the opportunity to engage certain members of the Company's management to express my concerns. Management agreed with my investment advisor that the Company's common stock was presently undervalued, but were skeptical as to whether a sale of the Company would be the best alternative for maximizing shareholder value. Management expressed their belief that the Company's prospects potentially offer greater value to current shareholders than a sale.

      In response, my investment advisor requested information regarding the Company and its prospects in order to be able to evaluate their remarks. Further, in connection therewith, I offered to sign a non-disclosure agreement and to restrict my trading in the Company's common stock in accordance with applicable securities laws. The Company and this Special Committee has thus far refused to accept the offer and provide my investment advisor with any further information in support of management's belief.

      Given the Company's unwillingness to provide the necessary information to evaluate their position, I am left with no alternative but to reiterate my position -- the Company's common stock is presently undervalued and the only way to maximize shareholder value is for the Company to seek a potential third party purchaser and ascertain whether such a sale of the Company would indeed be in the best interests of all shareholders. It is my strong belief that a sale of the Company to a third party is the best way to maximize shareholder value at this time, and I implore the Company to take immediate actions in furtherance of a sale.

      Finally, as stated in my Schedule 13D/A, filed with the Securities and Exchange Commission on March 20, 2007 and the exhibit thereto, if the Company does not promptly and diligently bring the sale process to conclusion and present the results of such process to the

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shareholders for their consideration, I will continue to explore all of my options, including, but not limited to, nominating and seeking the election of the individuals named therein to the Company's Board of Directors.



                                    Sincerely yours,

                                    /s/ Karen Singer

                                    Karen Singer